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                             September 22, 2021

       Gust Kepler
       Chief Executive Officer
       Blackboxstocks, Inc.
       5430 LBJ Freeway, Suite 1485
       Dallas, TX 75240

                                                        Re: Blackboxstocks,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
21, 2021
                                                            CIK No. 0001567900

       Dear Mr. Kepler:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Jeff McPhaul, Esq.